Valeant Pharmaceuticals International, Inc. CRGI 4th Annual Healthcare Summit May 2014 J. Michael Pearson - Chairman and Chief Executive Officer Dr. Ari Kellen - Executive Vice President, Company Group Chairman Howard Schiller – Executive Vice President, Chief Financial Officer Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Allergan, Inc. Commission File No.: 001-10269

1 Forward-looking Statements Forward-looking Statements This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to: the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant; if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies; the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans; the effects of governmental regulation on our business or potential business combination transaction; ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis; our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets; the impact of competition from other market participants; the development and commercialization of new products; the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

2 More Information Additional Information This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov. Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above. Non-GAAP Information To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the Company uses non- GAAP financial measures that exclude certain items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the Company’s core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP; therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. The Company has provided preliminary results and guidance with respect to cash earnings per share, adjusted cash flows from operations and organic product growth rates, which are non-GAAP financial measures. The Company has not provided a reconciliation of these preliminary and forward-looking non-GAAP financial measures due to the difficulty in forecasting and quantifying the exact amount of the items excluded from the non-GAAP financial measures that will be included in the comparable GAAP financial measures. Reconciliations of historical non-GAAP financials can be found at www.valeant.com. Note 1: The guidance in this presentation is only effective as of the date given, April 22, 2014, and will not be updated or affirmed unless and until the Company publicly announces updated or affirmed guidance.

3 Who We Are Focused, multinational specialty pharmaceutical company $45B+ Market Cap Headquartered in Laval, Quebec, Canada (NYSE/TSX: VRX) What makes Valeant different from other pharmaceutical companies? Decentralized operating model Geographical and product diversity Track record of value-added M&A Significant cash pay component / low exposure to government reimbursement Limited patent risk – durable products Substantial emerging market presence Unique output-focused R&D model Proven track record of delivering industry leading returns to shareholders

4 Our Operating Principals Put patients & customers first – maintain highest ethical standards Select high-growth business segments where the healthcare professional is primary decision maker Maintain bias towards durable products, i.e. cash pay or private insurance Focus resources on bringing new products to market (output) not R&D spend (input) Maintain decentralized operating model Focus promotional spending on customer-facing activities Measure operating units on organic growth and cash flow generation Require IRR significantly above cost of capital, coupled with short-term cash paybacks, for all deals Link senior management compensations to longterm shareholder returns Ensure tight controls and rigorous compliance standards while avoiding overspending

5 Strong Growth Platforms Developed Markets Emerging Markets Derm Rx Consumer Eye Health Dental Latin America Brazil Mexico Argentina Central/Eastern Europe/EMEA Russia/ CIS Poland Turkey Middle East Asia/South Africa China Vietnam Indonesia South Africa Aesthetics Neuro & Other

6 … Most Acquisitive Company in the Industry Dermatology PharmaSwiss Sanitas AB GL Pharma Afexa Delta/ Bunker 2008 2009 2010 2011 2012 2013 Emerging markets NA Specialty Other platforms Central and E. Europe Latin America SE Asia/S. Africa/Aus Fleming J&J OTC Probiotica BC Pharma Atlantis Hamilton Ganehill Fidimed Pelenova Lekam Ekomir Neotensil 6 2014

7 Revenue Breakdown Based on projected 2014 revenues Public Pay 25% 1 Includes contact lens, surgical, injectable aesthetics, 75 Latin Asia America Central & Eastern Europe/ Middle East/ Africa United States Canada / Australia By Geography By Business 51% 20% 10% 6% 7% 16% 18% 41% 21% Devices 1 Gx/BGx OTC / Solutions Rx 10% Western Europe Emerging Markets = ~27%

8 Public Pay 7525% 50% 50% 42% Cash/Private Pay 25% Government Pay By Gov’t Reimbursement 75% By Number of Products Top 10 Top 20 30% 18% Combined Company Revenue con’t Based on projected 2014 revenues

9 $657M $830M $1.1B $2.4B $3.6B $5,.8B FY 2008A FY 2009A FY 2010A FY 2011A FY 2012A FY 2013E FY 2014E Revenue Consistent Financial Performance ($ in millions) Note: Historical financials for Valeant exclude certain pro forma run rate adjustments for completed acquisitions for which financials have not been made publicly available. Actuals prior to 2010 reflect only Legacy Valeant results and not combined with Biovail. 2010 Actual reflects results as filed under 8KA. Consistent high double-digit revenue growth and high single-digit organic growth High operating margins approaching 50% Dec-2012: Acquisition of Medicis Corp Sep-2010 Merger of Legacy Valeant with Biovail 53% Revenue CAGR 48% Cash EPS CAGR Aug-2013: Acquisition of Bausch + Lomb Cash EPS $0.81 $2.21 $2.05 $2.93 $4.51 $6.24 ~$8.3 – $8.7B $8.55 - $8.80E

Valeant’s Approach to Research & Development Dr. Ari Kellen Executive Vice President, Company Group Chairman

11 Sources of Our Pipeline 1. Products developed in our labs 2. Lifecycle management programs 3. Late stage product licensing 4. Late stage/pre-launch product acquisition 5. Branded Generics development Mix of business development and R&D investments to grow our pipeline

R&D Facilities and Capabilities – U.S.

R&D Locations	Business Focus	Specific Capabilities	Example Recently Launched Products	Example Current Programs
Bridgewater, NJ	Derm, Aesth, Neuro, Eye Care, OTC/Consumer	Clin Ops, Product Dev, Drug Safety, Med Affairs, QA, RA	Luzu, AcneFree Body Spray Lotemax Gel, Preservision AREDS 2, Ocuvite Lutein 25, Ocuvite Healthy Tears	Aplenzin PMC, Sculptra PMC Latanoprostene Brimonidine Lotemax Next Gen
Petaluma, CA	Derm, Aesth, OTC/Consumer	Formulation Dev, Analytical Sciences, QA, RA, Tox, Clinical Development	RAM 0.08 (Recent approval) Jublia/IDP-108	Skunkworks, IDP-118
Hayward, CA/Bothell, WA	Derm, Aesth, OTC/Consumer	Clinical Operations, Development Engineering	Fraxel Repair SST, Thermage Total tip, Isolaz 2, Liposonix 2, VASERsmooth, Clear & Brilliant Permea	Next Generation Thermage/Fraxel, Unique laser technology
Long Beach, CA	Derm, Aesth, Neuro	Product Dev, Technical Operations	Obagi 360, CeraVe Baby, CeraVe Eye Cream, AcneFree Energizing	Ambi Naturals, CeraVe Eczema Treatment

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R&D Facilities and Capabilities – U.S. (con't.)

R&D Locations	Business Focus	Specific Capabilities	Example Recently Launched Products	Example Current Programs
Tampa, FL	All areas	Drug Safety, Scale up, Tech transfer, Analytical, MOB		
Rochester, NY	Contact Lenses Solutions Pharma Eye Care Surgical Support	Formulations, Scale up, Tech transfer, Analytical, MOB, Polymer, Micro, Engineering, Medical Affairs, Clin ops, RA, Tox/preclinical	Ultra SVS Biotrue One Day Peroxiclear	Ultra Toric/MF Biotrue +/MF/Toric New Renue, Soothe XP
St. Louis, MO	Surgical equipment	Engineering	Stellaris PC new software & laser	Vitesse 35G vit cutter
Irvine, CA	Surgical IOLs Pharma	New product development IOLs and inserters, Formulations, Scale up, Tech transfer, Analytical, MOB, Clinical, Medical, RA	Trulign Blis IOL inserter Prolensa	Envista Toric
Clearwater, FL	Surgical IOLs	Engineering, Manufacturing support		

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14 R&D Facilities and Capabilities – Europe R&D Locations Business Focus Specific Capabilities Example Recently Launched Products Example Current Programs Munich Surgical equipment New surgical equipment developments TENEO (excimer laser) VICTUS (femto laser) US 510k approval for incisions US 510k filing for fragmentation Approval for new version software and topography system for China, US and Canada New version software for TENEO and VICTUS Diagnostic workstation Revised patient bed for TENEO Berlin Pharma Eye Care, Medical Devices, Nutraceuticals , OTC/Consumer Formulation Dev, Clin Ops, Safety, Med Affairs, Medical Writing, QA, RA Ophthalmology formulations, preservative free formulations Netildex

R&D Facilities and Capabilities – Europe and Latin America

R&D Locations	Business Focus	Specific Capabilities	Example Recently Launched Products	Example Current Programs
Poland	Derm, Neuro, Eye Care, Cosmetics Nutraceuticals, OTC/Consumer, Branded Generics	Product development, tech transfers, QA, RA, Medical	Fosinopril tech transfer Acnelac gel and crème Viklaren gel Naproxen dosage forms Benzydamine lozenges and spray	Latanoprostene bunod, Low-dose brimonidine Paracetamol/Pheniramine OTC formulations Olopatadine eye drops Clindamycine gel Benozyl peroxide gel
Waterford	Contact Lenses	Engineering, Development Labs		
Mexico	Branded Generics Line Extension Patented/Innovative Combinations	Engineering, Manufacturing support, new product support	Dolobedoyecta Fem (Grossman) Yurelax 5 mg (Grossman)	See pages 12, 13
Brazil	New formulations, line extensions, first-to-market generics and branded generics	Product Dev, Drug Safety, QA, RA, Manufacturing support, Tech Transfer support , 3rd-party management	Gerotrex, Redvit, Zaditen Already registered: Neohair, Neoface , Corefix, Despin Duo	Neovite soft caps, Pilexil new formulation, NeoFace, NeoHair, Tacrolimus
Australia	Derm, OTC/Consumer	Medical Affairs	Duro-tuss, Duramine	Dermaveen, Difflam

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R&D Facilities and Capabilities – Asia

R&D Locations	Business Focus	Specific Capabilities	Example Recently Launched Products	Example Current Programs
China	Eye Care, OTC/Consumer	New product development, Formulations, Clinical Operations,	Sofast, Mioclear, Iviz, Levsaxin, Fredex, Carbachol	Zylet, Sofast, Mioclear, Iviz, Levsaxin, Fredex, Carbachol
Singapore	Surgical and Pharma Eye Care	Medical Affairs, Clinical Operations	EnVista Toric, BLIS IOL inserter	Crystalens UVAM, Crystalens SD
Hong Kong	Aesthe, Contact Lens and Solution	Medical Affairs	Naturelle, Biotrue one day, Liposonix, Thermage CPT, Fraxel Dual	Biotrue one day, Zeus, Liposonix, C+B
Japan	Pharma Eye Care	Clinical Operations		Latanoprostene B
Korea	Derm, Aesth, Eye Care, OTC/Consumer	Medical Affairs, Clinical Operations	Lotemax, Besivance, EnVista	Lotemax gel, Liposonix

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Italics = EU

Multiple Efforts Fuel Product Development

	2014 Launches	Late Stage Pipeline Products
1. Products developed in our labs	• Jublia • Ambi Naturals Line • AcneFree Drying Lotion • CeraVe Restoring Serum and Cream • Biotrue + powers & MF • Trulign low power • Blis IOL inserter • Soothe XP • *Netildex*	• IDP-118 (Psoriasis) • Ultra MF/Toric • Biotrue Toric • Envista Toric • *Ocuvite Gummy* • SPHAL • *Artelac Care*
2. Lifecycle management programs	• Onexton • RAM 0.08%	• Lotemax Next Gen • *Artelac Splash/Hyaldrop new device* • Perlane-L (Midface)
3. Late stage product licensing	• Emerade • Bensal • *NEPA* • *Hexvix* • *Targretin* • *Cefuroxime for ophta use* • *Tacrolimus cream* • *Defitelio* • *Bronchitol – cystic fibrosis* • *Halaven*	• Latanoprostene bunod • Brimonidine • MIM-D3 • Cirle 3D navigation • *Travoprost/Timolol PF* • *Bimatoprost PF* • *Dorzolamide PF* • *Moxifloxacin PF*

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Italics = EU

Multiple Efforts Fuel Product Development

	2014 Launches	Late Stage Pipeline Products
4. Late stage/pre-launch product acquisition	• Luzu • BV Metrogel • *LMX 4 – topical formulation of Lidocaine for aesthetic use*	• Restylane Silk • Therapearl • Emervel
5. Branded Generics development	• **~300 Branded Generics**, including: • *Fosinopril* • *Benzydamine HCL spray and lozenges* • *Cough and cold product range* • *Aripipazole* • *Pramipexole* • *Rivastigmine patch* • *Oxycodone SR* • *Caphosol*	*Ongoing development, including:* •*Rasagiline* •*Formoterol* •*Ipratropium* •*Mometasone* •*Fluticasone/Salmeterol* •*Bisoprolol/Amlodipine* •*Etanercept* •*Pragabaline* •*Teripatide* •*Bortezomib*

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19 Highlights of Key Launch Products Interesting Facts Jublia Onychomycosis: Topical triazole with low surface tension allowing for unsurpassed absorption into the nail bed. Luzu Only topical azole indicated for tinea cruis, pedis and corpuris and having a once daily two week treatment period. Peroxiclear Contact lens disinfecting solution with unique patented technology. Fastest disinfection time in the market and superior comfort v market leader. Ultra Monthly silicone hydrogel contact lens with two-step polymerization moisture seal technology. Best in class optics, oxygen permeability and comfort. Cirle 3D Surgical Navigation System Image guided navigation through the microscope for cataract surgery. Makes surgery more precise using Holotags (3D holograms) in real time.

20 Highlights of Key Launch Products Interesting Facts Brimonidine Low concentration brimonidine that specifically targets alpha-2 receptors for effective eye whitening with fast onset of action within one minute, long duration of effect and no rebound. Latanaprostene B Nitric oxide-donating prostaglandin for the reduction of intraocular pressure in glaucoma. Novel dual mechanism of action with effect on both uveoscleral and trabecular meshwork outflow pathways. Superior pressure lowering in head-tohead Phase II study v latanoprost (standard of care). MIM-D3 TrkA agonist, nerve growth factor mimetic, for the treatment of dry eye. Targets ocular surface dysfunction by stimulating mucin secretion, promoting the survival and differentiation of neuronal cells, and improving corneal damage. Loteprednol Next Gen Novel formulation with submicron particle size allowing high penetration of loteprednol at lower concentrations and reduced frequency of administration, in patients undergoing ocular surgery. Psoriasis combination drug Topical retinoid/steroid combination for plaque psoriasis: improved safety and efficacy profile.

Key Development Products – Mexico

Brand	Business Focus	Description
Bedoyecta Max (Complex B + Ginseng)	Line extension	Under Bedoyecta brand umbrella, unique combination. *Year 3 Est. Sales US$ 14.0 mill.*
Ketosept (Azitromicyn + Ketoprofen)	New Product	Unique combination in the market. *Year 3 Est. Sales US$ 1.2 mill.*
Alivin Flu (Ketoprofen + Loratadine + Phenylephrine)	New Product	Antiflu OTC market. *Year 3 Est. Sales US$ 7.2 mill.*
Femisan 3D (Ketoconazole + Clindamycin)	Line extension	Under Femisan brand umbrella. *Year 3 Est. Sales US$ 2.5 mill.*
Natsurf (Surfactant)	New Product	Unique porcine surfactant in market. *Year 3 Est. Sales US$ 1.1 mill.*

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Key Development Products – Mexico

Brand	Business Focus	Description
AquaFem (Hyaluronic acid + Camomile)	New Product	Unique combination in the market for vaginal hydration. *Year 3 Est. Sales US$ 1.9 mill.*
Cutaclin HK (Ketoconazole + Clindamycin + Hydrocortisone)	Line Extension	Under Cutaclin brand, penetration in the prescription market for acne. *Year 3 Est. Sales US$ 3.0 mill.*
Piri –Doxim (Doxilamine + Pyridoxine)	New Product (register pending)	Penetrate the market for symptomatic relief of nausea, vomiting and dizziness *Year 3 Est. Sales US$ 2.5 mill.*
Pompicare (Boswell Vaccinium Myrtillus + Zanthoxylum Bungeanum)	New Product	Market diaper rash *Year 3 Est. Sales US$ 4.5 mill.*
Librax	New Product	Market prescribing irritable bowel. *Year 3 Est. Sales US$ 1.1 mill.*

34 products developed
28 registered

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Key Product Development Projects – Brazil

Brand	Business Focus	Description
Neovite - Soft Caps	Line Extension	New formulation for Brazil's leading ophthalmic vitamin, 100% developed locally. *Registration to be submitted in Q4 2014, launch in 2015*
Neovite - AREDS 2	Line Extension	Improved formulation aligned with latest medical recommendations for ophthalmic vitamins. *Registration to be submitted in Q3 2015, launch in 2016*
Isotretinoin - 10 mg	Line Extension	New presentation complementing existing 20mg form, the leading isotretinoin generic sold in Brazil. *Registration to be submitted in Q4 2014, launch in 2015*
Tacrolimus	New product	First generic and branded generic immunomodulator for dermatitis in Brazil. *Registration submitted (pending approval), launch in 2015*
Corefix	New product	Denture fixation device with strong cost-benefit proposition for patients. *Registered, launch in 2015*
Despin Duo	Line extension	Exfoliator bactericide soap. *Registered, launch in 2015*

In 2013-2014:
- **12 lifecycle management projects**
- **8 new registrations submitted**

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Key Product Development Projects – Brazil

Brand	Business Focus	Description
Pilexil – new formulation	New product	Innovative formulation developed in partnership with Pilexil third-party manufacturer specifically to address Brazilian requirements *Registered, launch in Q4 2014*
Pilexil – Anti-Dandruff	Line extension	Anti-dandruff shampoos, developed in partnership with Pilexil manufacturer for launch in Brazil *Registration submitted (pending approval), launch in 2015*
NeoHair	New product	Anti-hair loss lotion developed with local biotechnology partner company PeleNova *Registered, launch in 2015*
NeoFace	New product	Anti-wrinkle cream developed with local biotechnology partner company PeleNova *Registered, launch in 2015*
Shower-to-Shower	Line extension	New deodorant scents for Brazilian consumer preferences *Development finalized, registration dossier in progress. Launch in 2015*
Caladryl	Line extension	Insect repellent developed locally, based on existing formulations of other Valeant products *Development finalized, registration dossier in progress. Launch in 2015*

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New Product Launches and Line Extensions – Brazil

Year	Products		Estimated Aggregate Sales in Year 3 After Launch
2013	• Arnica Cream • Bepantrox • Despin Duo • Corefix • Cagel Hot	• Kinerase • Gerotrex • Sulferrol • Redvit • Tandene*	$ 2.5 M
2014	• CeraVe • Pilexil (new formula) • Pilexil Anti-Dandruff • Victus (femtosecond laser) • Dermicon Benjoin	• Deralix Syrup • Artelac Splash • Fillerina • Recrexina	$ 14.4 M
2015	• Obagi NuDerm / Elastiderm • Neotensil • Tacrolimus • Neovite Soft Caps • Neovite AREDS 2 • Latanoprost	• Arucom • NeoHair • NeoFace • Shower-to-Shower new scents • Caladryl Repellent	$ 22.0 M

* New commercial presentation

Note 1: Estimated launch dates for 2014-2015 depend on local regulatory approval process, which may vary

Note 2: Years represent timing when products are expected to be available for launch. Final launch decision and launch dates may be postponed depending on local commercial strategy and financial commitments.

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26 Highlights of Key Pipeline Products (EU) Interesting Facts Targretin (Eisai) Bexarotene (Targretin) is an antineoplastic agent indicated by the FDA (in late 1999) and the EMA (early 2001) for use for the treatment of cutaneous manifestations of cutaneous T-cell lymphoma in people who are refractory to at least one prior systemic therapy (oral) and for the topical treatment of cutaneous lesions in patients with CTCL who have refractory or persistent disease after other therapies or who have not tolerated other therapies (topical). Hexvix (Ipsen) Hexvix is an optical imaging agent designed to enhance detection of bladder cancer, in particular Ca in situ, it reveals lesions that may not be seen with standard white light cystoscopy. Hexvix is marketed in USA as Cysview. LMX – 4 fast-acting, long lasting topical 4% lidocaine.

27 Highlights of Key Pipeline Products (EU) Interesting Facts Defitelio (Gentium / Jazz Pharmaceuticals) Anticoagulant with multiple modes of action. Defibrotide is used to treat or prevent a failure of normal blood flow – veno-oclusive disease (VOD) in the liver of patients having had bone marrow transplants or received certain drugs such as oral estrogens, mercaptopurine. Approved by EMA for VOD prevention in October 2013. NEPA (Helsinn) An innovative oral fixed-dose combination of netupitant and palonosetron (NEPA) being evaluated for the proposed indication of prevention of chemotherapy-induced nausea and vomiting (CINV). NEPA has superior efficacy and safety profile compering to each product alone. Artelac Care Dexpanthenol & Hyaluronic acid combination for moisturisation of the eye. Supports healing of corneal damage by it`s protective effect on the ocular surface. Artelac Splash / HyalDrop new device Lifecycle Management project: Improved device for preservative-free multidose bottles to offer better and more safe handling for our customers.

28 Focused and Lean Approach to Innovation – Our “skunkworks” Efforts in the U.S. Leverages Dow’s Pharmaceutical Sciences ideation, formulation expertise and patent library Example indications of interest to us: Atopic dermatitis Seborrheic dermatitis Psoriasis Rosacea Eight active projects defined to address unmet medical needs or to simplify treatment Spend ~ 300K/Year

Valeant Pharmaceuticals International, Inc. CRGI 4th Annual Healthcare Summit May 2014 J. Michael Pearson - Chairman and Chief Executive Officer Dr. Ari Kellen - Executive Vice President, Company Group Chairman Howard Schiller – Executive Vice President, Chief Financial Officer